EXHIBIT 99.1

To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the second quarter and first six months of 2003 and 2002 are summarized below.

         Results for the quarter ended June 30, 2003 were disappointing. Weak demand continued to characterize our markets and the resulting decline in revenues was the primary factor contributing to the decline in operating income during the quarter and the first half of the year. As discussed below, conditions within our operating segments diverged somewhat during the quarter. The assembly equipment segment remained at relatively steady, albeit weak, levels while activity within the fastener segment was erratic and difficult to forecast.

         As previously reported, during the second quarter of 2002, the assembly equipment segment benefited from a large order from a single customer. We did not enjoy a similar order in 2003, and the absence of such an order is the primary reason for the year to year decline in revenues in both the second quarter and the first six months. While we are not satisfied with the current level of activity in this segment, we do not anticipate a change until activity, particularly capital spending, within the manufacturing portion of the economy shows sustained improvement. Since conditions have been fairly consistent within this segment, we have been successful in implementing cost reduction measures that have been proportional to changes in volume. As a result, with the exception of an increase in the cost of employee health insurance, the change in gross margins within this segment is directly attributable to the change in volume.

         Second quarter 2003 fastener segment revenues of $7,933,029 were 18% lower than those recorded during the second quarter of 2002. On a year to date basis, 2003 revenues within the fastener segment amount to $16,293,180, which is a decline of 11% compared with the first six months of 2002. Within the fastener segment, the sudden decline in activity that began late in the first quarter seemed to abate in April, but activity slumped again in May and June. North American automobile production during the second quarter of 2003 was more than 8% lower than during the same period of 2002. Production levels for domestic nameplates, which represent our largest market, were over 11% lower in the second quarter of 2003, compared to the second quarter of 2002. In addition, our revenues were adversely impacted by the loss of some business due to our inability to meet price concessions demanded by certain customers and by the phase-out of certain parts in connection with model year changes. We have been awarded new parts in connection with the new model year, but production of these new parts will not reach full volume until later in the year. Nevertheless, during the second quarter, we incurred higher than normal tooling expense in connection with the development of these parts.

         In response to lower volumes, we have focused on cost reductions and, with the exception of two areas, we have been successful in reducing manufacturing costs in a manner proportional with the change in business levels. One exception is the cost of employee health insurance, which has increased substantially compared to last year. The other exception is labor costs. While we have made some reductions in hours and staffing levels, the recent inconsistency in demand caused us to hesitate to make widespread reductions, because our workforce has specialized skills and the investment in training is very high, and, we did not expect the reduction in fastener demand to be as severe or as prolonged as it has been this year. Clearly, our position with respect to our workforce will have to be re-evaluated if demand does not improve.

         Selling and administrative expenses declined approximately $145,000 during the second quarter of 2003, compared with the second quarter of 2002. The reduction is primarily due to lower commission and profit sharing expense.


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


          Looking ahead, we remain concerned because conditions within the manufacturing sector of the economy have not yet responded to the various stimuli designed to engineer a widespread economic recovery. Our markets continue to be highly competitive, and our major customers continue to exert downward pressure on prices and margins. Late in the second quarter, we were favored with a number of orders for assembly equipment. While we are pleased to have the orders, they were primarily from a handful of customers within a very specific industry, and thus, we do not believe they represent the beginning of a widespread improvement. Similarly, within the fastener segment, we have received orders for a variety of new parts from our automotive customers and expect to begin shipping in the third quarter. However, we cannot be certain that this new business will be sufficient to restore revenue to last year's levels. We recognize that recent results are not satisfactory. While we continue to solicit new business, we are closely monitoring our operations and are prepared to make adjustments as conditions dictate.


                               Respectfully yours,


             John A. Morrissey                      John C. Osterman
                 Chairman                               President


August 5, 2003

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increased global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                           CHICAGO RIVET & MACHINE CO.
                  SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                   FOR THE THREE AND SIX MONTHS ENDED JUNE 30

                                       SECOND QUARTER                   FIRST SIX MONTHS
                                -----------------------------     -----------------------------
                                    2003             2002             2003             2002
                                ------------     ------------     ------------     ------------
Net sales and lease revenue     $ 10,005,944     $ 12,437,856     $ 20,242,407     $ 22,890,182
Income before income taxes           332,621        1,370,589        1,041,862        2,317,705
Net income                           221,621          902,589          686,862        1,527,705
Net income per share                     .23              .93              .71             1.58
Average shares outstanding           966,132          966,768          966,132          966,949



--------------------------------------------------------------------------------
                     (All figures subject to year-end audit)


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